UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Geeknet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36846Q203
(CUSIP Number)

J. Paul Raines Chief Executive Officer GameStop Corp. 625 Westport Parkway Grapevine, Texas 76051 (817) 424-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36846Q203

1.	Name of Reporting Person GameStop Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,446,634

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,446,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,446,634

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%*

14.	Type of Reporting Person CO

* Based upon an aggregate of 6,730,050 shares of the Common Stock of the Issuer (as defined below) outstanding as of May 25, 2015, according to the Merger Agreement filed as Exhibit 99.1 to GameStop's Form 8-K filed on June 2, 2015 with the U.S. Securities and Exchange Commission, and 26,003 restricted stock units and 14,000 shares of Common Stock subject to options collectively held by the Supporting Stockholders.

CUSIP No. 36846Q203

1.	Name of Reporting Person Gadget Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 1,446,634

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,446,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,446,634

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%*

14.	Type of Reporting Person CO

* Based upon an aggregate of 6,730,050 shares of the Common Stock of the Issuer (as defined below) outstanding as of May 25, 2015, according to the Merger Agreement filed as Exhibit 99.1 to GameStop's Form 8-K filed on June 2, 2015 with the U.S. Securities and Exchange Commission, and 26,003 restricted stock units and 14,000 shares of Common Stock subject to options collectively held by the Supporting Stockholders.

Item 1. Security and the Issuer

The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.001 per share (the “Common Stock”), of Geeknet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11216 Waples Mill Rd., Suite 103, Fairfax, VA 22030.

Item 2. Identity and Background.

(a)
This Statement is being filed jointly on behalf of GameStop Corp., a Delaware corporation (“GameStop”) and Gadget Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of GameStop (“Purchaser”).

Schedule I hereto, with respect to GameStop and Schedule II hereto, with respect to Purchaser sets forth lists of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 9, 2015, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

(b)
The address of the principal business and principal office of each of the Reporting Persons is c/o GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051. Schedule I and Schedule II hereto set forth the principal business address of each Scheduled Person.

(c)
GameStop is a global family of specialty retail brands that makes the most popular technologies affordable and simple. As the world’s largest multichannel video game retailer, GameStop sells new and pre-owned video game hardware, physical and digital video game software, video game accessories, as well as new and pre-owned mobile and consumer electronics products and other merchandise. As of January 31, 2015, GameStop's retail network and family of brands include 6,690 company-operated stores in the United States, Australia, Canada and Europe, primarily under the names GameStopTM, EB GamesTM, and Micromania. GameStop also operates electronic commerce websites under the names www.gamestop.com, www.ebgames.com.au, www.ebgames.co.nz, www.gamestop.ca, www.gamestop.it, www.gamestop.ie, www.gamestop.de, www.gamestop.co.uk and www.micromania.fr. The network also includes: www.kongregate.com, a leading browser-based game site; Game InformerTM magazine, the world's leading print and digital video game publication; and iOS and Android mobile applications. GameStop also operates Simply Mac©, a U.S. based, certified Apple© products reseller and Spring Mobile©, an authorized AT&T® reseller operating AT&T branded wireless retail stores and pre-paid wireless stores under the name Cricket WirelessTM in the United States. The preceding description of GameStop and its business has been taken from GameStop’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and is qualified in its entirety by reference to such Form 10-K. Purchaser is a Delaware corporation incorporated on May 28, 2015 and a wholly owned subsidiary of GameStop. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Schedule I and Schedule II, hereto set forth the principal occupation or employment of each Scheduled Person.

(d)	During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons nor any of the Scheduled Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	GameStop and Purchaser are organized under the laws of the State of Delaware. Schedule I and Schedule II hereto set forth the citizenship of each Scheduled Person.

Item 3. Sources and Amount of Funds or Other Consideration

As described in response to Item 4, the shares of Common Stock to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement (as defined in Item 4 below) (the “Transactions”) will consist of cash on hand of GameStop.

As a condition to GameStop’s and Purchaser’s willingness to enter into the Merger Agreement, GameStop and Purchaser entered into the Support Agreements (as defined in Item 4 below) with the Supporting Stockholders (as defined in Item 4 below). Pursuant to, and subject to the terms and conditions of, the Support Agreements, each Supporting Stockholder has agreed, among other things, to tender, and not withdraw, the Subject Shares (as defined in Item 4 below) without the prior written consent of GameStop. None of the Reporting Persons or the Issuer paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements.

Item 4. Purpose of Transaction.

Merger Agreement and Tender Offer

On June 1, 2015, GameStop and Purchaser entered into an Agreement and Plan of Merger with the Issuer, a copy of which has been filed as Exhibit 99.1 to the GameStop’s Current Report on Form 8-K filed on June 2, 2015, and is incorporated by reference in its entirety as Exhibit 99.2 (the “Merger Agreement”). Under the Merger Agreement, among other things, Purchaser will commence a tender offer (the “Offer”) to purchase all of the Common Stock, at a price per share of $20.00 (the “Offer Price”), without interest thereon, net to the holder thereof in cash, and subject to reduction for any applicable withholding, back-up withholding or other applicable tax withholdings. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Issuer (the “Merger”), and the Issuer will survive the Merger as a direct wholly owned subsidiary of GameStop. It is anticipated that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger.

Support Agreements

In connection with the execution and delivery of the Merger Agreement, GameStop and Purchaser entered into, in each case dated as of June 1, 2015, a tender and support agreement with each of Kenneth G. Langone and Eric Semler (collectively, the “Support Agreements”) (Messrs. Langone and Semler, the “Supporting Stockholders”). Pursuant to the Support Agreements, the Supporting Stockholders have agreed to tender all shares of the Common Stock beneficially owned by such stockholders in the Offer and otherwise support the Transactions. The Support Agreements terminate upon certain events, including any termination of the Merger Agreement in accordance with its terms and amendments to the Offer or Merger that reduces the Offer Price or changes the form of consideration payable in the Offer or the Merger. In addition, the Supporting Stockholders’ obligations to support the Transactions terminate if the board of directors of the Issuer withdraws or modifies its recommendation that the stockholders of the Issuer accept the Offer and tender their shares of Common Stock to Purchaser in the Offer. In such case, any shares tendered by the Supporting Stockholders would be returned to the Supporting Stockholders.

Based upon information provided by the Supporting Stockholders in their respective Tender and Support Agreements, as of June 1, 2015, the Subject Shares included: (i) 774,402 Shares of Common Stock beneficially owned by Kenneth D. Langone and (ii) 672,232 Shares of Common Stock beneficially owned by Eric Semler.

The Reporting Persons may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Support Agreements by GameStop and Purchaser.

The foregoing descriptions of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and the Support Agreements are each attached hereto as Exhibits 99.2, 99.3, and 99.4 respectively, to this Statement and incorporated by referenced herein.

The primary purpose of the transactions described above is for GameStop, through Purchaser, to acquire all of the outstanding shares of Common Stock. GameStop required that the Supporting Stockholders agree to enter into the Support Agreements as part of the inducements for GameStop and Purchaser to enter into the Merger Agreement and to consummate the Transactions, including the Offer and the Merger. Upon consummation of the Transactions, the Issuer will become a wholly-owned subsidiary of GameStop, the Common Stock will cease to be freely traded or listed and will be de-registered under the Act.

Except as set forth in this Statement or as contemplated by the Merger Agreement and the Support Agreements, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
The Supporting Stockholders collectively beneficially own 1,446,634 shares of Common Stock. The Reporting Persons, for the purpose of Rule 13d-3 under the Act, therefore may, by reason of the execution and delivery of the Support Agreements, be deemed to share beneficial ownership over 1,446,634 shares of Common Stock, which would represent 21.4% of the Common Stock, issued and outstanding as of May 25, 2015, as disclosed in the Merger Agreement. Other than for the purposes of Rule 13d-3 under the Act, the Reporting Persons expressly disclaim beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Persons’ knowledge, no shares of Common Stock are beneficially owned by any Scheduled Person.

(b)
The Reporting Persons, by reason of the execution and delivery of the Support Agreements, may be deemed to have shared dispositive power with the Supporting Stockholders with respect to 1,446,634 shares of Common Stock, representing approximately 21.4% of the Common Stock, issued and outstanding as of May 25, 2015, as disclosed in the Merger Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Support Agreements, and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Support Agreements.

(c)
Except as described in this Statement (including the schedules to this Statement), during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons or the Scheduled Persons.

(d)
Except as set forth in this Item 5 and for persons referred to in Items 2 and 4 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Statement and any amendments thereto. The information set forth, or incorporated by reference, in Item 3 through 5 of this Statement is hereby incorporated by reference into this Item 6. Except as described herein, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated June 9, 2015, by and between the Reporting Persons.

Exhibit 99.2
Agreement and Plan of Merger, dated as of June 1, 2015, among Geeknet, Inc., GameStop Corp. and Gadget Acquisition, Inc. (incorporated by reference to Exhibit 99.1 to GameStop’s Current Report on Form 8-K filed on June 2, 2015).

Exhibit 99.3
Tender and Support Agreement, dated as of June 1, 2015, among Kenneth G. Langone, GameStop Corp. and Gadget Acquisition, Inc. (incorporated by reference to Exhibit 99.2 to GameStop’s Current Report on Form 8-K filed on June 2, 2015)

Exhibit 99.4
Tender and Support Agreement, dated as of June 1, 2015, among Eric Semler, GameStop Corp. and Gadget Acquisition, Inc. (incorporated by reference to Exhibit 99.3 to GameStop’s Current Report on Form 8-K filed on June 2, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2015	GAMESTOP CORP.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Executive Vice President and Chief Financial Officer

Dated: June 9, 2015	GADGET ACQUISITION, INC.

	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd
Title: Chief Financial Officer and Director

Schedule I
GameStop Corp.

Name and Title	Principal Occupation or Employment	Citizenship
Daniel A. DeMatteo Executive Chairman and Director	Executive Chairman, GameStop	United States
J. Paul Raines Chief Executive Officer and Director	Chief Executive Officer, GameStop	United States
Tony D. Bartel Chief Operating Officer	Chief Operating Officer, GameStop	United States
Robert A. Lloyd Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, GameStop	United States
Michael K. Mauler Executive Vice President and President, GameStop International	Executive Vice President and President, GameStop International, GameStop	United States
Michael P. Hogan Executive Vice President, Strategic Business and Brand Development	Executive Vice President, Strategic Business and Brand Development, GameStop	United States
Michael T. Buskey Executive Vice President and President, U.S. Stores	Executive Vice President and President, U.S. Stores, GameStop	United States
Jerome L. Davis Director	Executive Vice President and Chief Revenue Officer, Metropolitan Washington Airports Authority	United States
R. Richard Fontaine Director	Former Executive Chairman, GameStop	United States
Thomas N. Kelly Jr. Director	Former Chief Operating Officer, Nextel Corporation	United States
Shane S. Kim Director	Former Corporate Vice President, Microsoft Corporation	United States
Steven R. Koonin Director	Chief Executive Officer, The Atlanta Hawks	United States
Stephanie M. Shern Director	Former Vice Chairman and Global Director of Retail and Consumer Products, Ernst & Young LLP	United States
Gerald R. Szczepanski Director	Former Chairman, Gadzooks	United States
Kathy P. Vrabeck Director	Partner, Global Sector Leader of Media, Entertainment and Digital Practice, Heidrick and Struggles	United States
Lawrence S. Zilavy Director	Manager, LR Enterprises Management, LLC	United States

The principal business address for each of the listed executive officers and directors of GameStop Corp. is c/o GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051.

Schedule II
Gadget Acquisition, Inc.

Name and Title	Principal Occupation or Employment	Citizenship
J. Paul Raines Chief Executive Officer	Chief Executive Officer, GameStop	United States
Tony D. Bartel President	Chief Operating Officer, GameStop	United States
Robert A. Lloyd Chief Financial Officer and Director	Executive Vice President and Chief Financial Officer, GameStop	United States
Michael P. Hogan Executive Vice President, Strategic Business and Brand Development	Executive Vice President, Strategic Business and Brand Development, GameStop	United States
Michael Nichols Senior Vice President, Treasurer, and Director	SVP International Finance & Treasurer, GameStop	United States

The principal business address for each of the listed executive officers and directors of Gadget Acquisition, Inc. is c/o GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051.